GLOBEX

Toronto
Frankfurt
U.S. Pink Sheets: GLBXF

Globex Mining Enterprises Inc.

Shares issued & outstanding: 15,920,640

Shareholder Update – June 28, 2006 **www.globexmining.com**

We are into the summer doldrums and stocks are under pressure. Globex seems to be no exception. In addition, investors uncertain as to which way markets and metal prices are moving, are standing on the sidelines ignoring value and opportunities and lending support through their indecision to opportunistic short sellers.

It is in this environment that Globex finds itself working to create shareholder value. Creating value is difficult enough but getting it translated into an appropriate share price in these market conditions is daunting.

As a short review, let me summarize the facts.

(1) Globex is a senior Toronto Exchange listed stock with an additional listing in Frankfurt, Germany and the U.S. Pink Sheets among others.

(2) Globex only has 15,920,640 shares issued and outstanding.

(3) Management owns 16.4% of the issued stock thus is effectively the largest single shareholder and gives management financial incentive to work hard and reach its objectives.

(4) Globex owns over 70 diverse projects all in North America with most in Quebec, Canada.

(5) Globex's properties host gold, silver, copper, zinc, platinum, palladium, nickel, magnesium, talc, uranium, fluorite, molybdenum and rare earth mineralization.

(6) The majority of Globex's properties, being located in Quebec, allows Globex to apply to the Quebec government for a 42% cash rebate of exploration expenditures.

(7) Globex is an exploration company as well as a royalty and mineral asset holding company.

(8) Globex advances its projects through direct exploration for its own account or in joint ventures. It also options out its individual assets to other public exploration companies that pay Globex cash and shares and perform exploration in order to earn an interest in Globex's properties.

(9) The business model is the reason why Globex has cash on hand and no debt. At last year's year end, Globex had gross revenue earned from option payments (cash and stock) of $753,875.00. To date, this year the amount is approximately $960,500.00.

(10) Globex is working on a new gold discovery at its Wood-Pandora property in conjunction with Queenston Mining Inc. We have consistently announced good results, and drilling is continuing.

(11) Globex is working on many other of its projects and joint venture partners are gearing up to explore this summer thereby increasing the chances of new discoveries.

All the above being said, it is time to do a short overview about what we are doing.

dlw 7/18

First as I said above, we are drilling our new **Wood-Pandora gold discovery**. We have issued a series of press releases with ore grade and width intersections. We are continuing to drill trying to expand the gold zone, find its outer limits and define its physical parameters, dip and plunge. To say the least, so far, we are extremely happy with the results. Drilling is continuing.

On our 100% owned **Vauze base metal** play, we have engaged Insight Geophysics to perform their patented deep penetrating induced polarization over an area that we think has interesting potential. Initial results are presently being studied and additional survey work has been ordered in order to better define a particular target.

On our 100% owned **Tonnancour base metal** play, last fall we flew an airborne electromagnetic and magnetic survey over an area we judged could be a good hunting ground for copper, zinc, gold and silver mineralization. We located well over a dozen exploration target areas with geophysical characteristics which may be indicative of sulphide mineralization. Crews are presently on the ground.

We recently completed a series of drill holes at our 100% owned **Raven River** property. Large zones of intense alterations and low grade gold mineralization were encountered. We intend to recompile the existing data and combine it with the new drill results with the expectation that this will direct us toward additional drill targets.

On the option front, we have over the last couple of months announced a series of deals that put cash, shares and potential royalties into Globex's hands but more importantly, will result in exploration being conducted thereby advancing the economic potential of our holdings.

One example is our deal with **Diadem** on Globex's **Duquesne West property (see press release dated April 25, 2006)**. The property already has a drill indicated gold resource, the result of drill campaigns by Kinross Gold Corporation and Queenston Mining Inc. among others. As part of Diadem's option to earn 50% interest in the property, they must spend $6 million in exploration over 3 years, much of which will be spent on diamond drilling. Drilling should commence this summer with an eye toward increasing the size of known zones and discovering new mineralization.

At Globex's **Fabie Bay and Magusi River polymetallic deposits** (copper, zinc, gold, silver), work is advancing at what, in the mining business, is a lightning pace. **First Metals Inc.** are making every effort to get the Fabie Bay Copper-Silver deposit into production quickly in order to take advantage of high metal prices. In addition, they are pushing ahead plans regarding getting the Magusi River deposit into production. This deal will result in significant cash and shares coming to Globex as well as many millions of dollars of development work over the next months with an eventual cash stream into Globex's treasury as a result of our Net Metal Royalty and Net Profit **(see press release dated April 27, 2006)**.

At Globex's **Russian Kid Gold deposit, Rocmec Mining Inc.** seems to be making important strides in advancing toward pre-production. They recently announced plans to send an initial tonnage of material for treatment at a local mill. Globex recently received a $250,000 payment from Rocmec and anticipates, should they achieve production, a significant revenue stream from our 5% and 3% Net Metal Royalties **(see press release dated May 31, 2005)**.

On the uranium-gold front, we announced a deal with **Noront Resources Ltd.** on Globex's **Hunters Point and area properties (see press release dated June 26, 2006)**. In addition to the cash and shares, up to $2.5 million dollars may be spent on exploration by Noront. Globex and Noront immediately increased the size of the land package from 763 hectares to over 14,200 hectares with Globex maintaining a 2% Gross Metal Royalty in this ground and any addition ground acquired within 25 km of the outside boundaries of the original claim groups.

On our **Nordeau Gold deposits**, Globex has signed a binding letter of Letter of Intent with **Plato Gold Corp.** whereby Plato will make cash and share payments to Globex but again more importantly, may perform $6 million dollars in exploration by December 31, 2008 which could be followed by a bankable feasibility study by December 31, 2009 **(see press release dated May 24, 2006)**. The first $1 million of expenditure must be undertaken over the next 6 months. Again Globex has positioned itself to gain a revenue stream via our 2% Net Metal Royalty and 10% Net Profit interests.

While all this has been in the works, Globex has been acquiring more properties, negotiating additional option agreements (to be announced) and exploring using sophisticated geophysical methods and geological theories. To put it plainly, we have not been sitting on our butts. We have been doing what we said we would do and what our corporate model is; an exploration company and a royalty company: a large basket of diverse mineral interests which can provide revenue thus limiting shareholder dilution while at the same time making discoveries.

Globex intends to continue down the same path, building shareholder value over time for investors, not flippers.

Jack Stoch
President

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

For further information, contact:
GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

Ref.: File No. 82-4025

GLOBEX

RECEIVED

2006 JUL 18 P 2: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAWK Precious Minerals Inc.

July 4, 2006

GLOBEX OPTIONS GRAND CALUMET URANIUM-FLUORITE PROPERTY TO HAWK PRECIOUS MINERALS INC.

Rouyn-Noranda, Quebec - GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets is pleased to announce that **Hawk Precious Minerals Inc. (HAWK-CNQ)** has signed an option agreement with Globex whereby Hawk can earn up to 70% interest in Globex's 100% owned Grand Calumet uranium-fluorite property.

In order to earn the 70% interest in the property, Hawk must pay Globex $205,000, issue to Globex 1.7 million Hawk shares and perform $2.5 million in exploration work within a 3½ year period.

In addition to the 30% retained interest in the property, Globex will maintain a 3% Gross Metal Royalty, 1% of which can be purchased by Hawk at anytime for $1 million. A five kilometre area of influence around the property has been instituted under which any property claimed by either party will fall under this agreement including the Gross Metal Royalty clause.

The Grand Calumet Uranium-Fluorite property is situated in Grand Calumet Township (31F15) approximately 35 km northwest of Hull, Quebec and Ottawa, Ontario.

The property was worked initially between 1953 and 1954 by Calumet Uranium Mines Ltd. during which period diamond drilling and scintillometer surveys outlined two uranium-fluorite zones. Mapping, stripping, surface sampling and a small bulk sample (**680 kg grading 0.10% U_3O_8 and 0.15% ThO_2**) further defined the mineralization with individual **grab samples ranging up to 4% U_3O_8 and 20% ThO_2**. The mineralization is described as being highly erratic in nature. Calumet Uranium Mines Ltd. reported a resource of **490,000 tons averaging 0.05% U_3O_8 and 0.15% ThO_2** on one area of the property (Quebec Geological Report 80, 1958).

Quebec government files (Cogîte 31F/15-0026) report a historical non NI 43-101 conformable calculated tonnage of **1 million tonnes grading 0.80% U_3O_8, 0.29% ThO_2 and 10% to 15% fluorite** referencing Albarmont Inc.'s 1983 annual report. This historical reference has not been independently verified by Globex.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: 819-797-5242
Fax: 819-797-1470
Email: info@globexmining.com
Website: www.globexmining.com

HAWK PRECIOUS MINERALS INC.
Vance White, President
Tel.: 416-214-2250
Fax: 416-367-1954
Email: ir@hawkpreciousminerals.com
Website: www.hawkpreciousminerals.com